

02041599

P-E 6·3·02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE, 2002

AMERICA MOBILE

(Translation of registrant's name into English)

LAGO ALBERTO 366, COL. ANAHUAC, 11320, MEXICO D.F.

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

____
(Registrant)

Date JUNE 17, 2002

By ________________________
(Signature)*
CARLOS GARCIA MORENO
CHIEF FINANCIAL OFFICER

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

CRGH

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

AMÉRICA MÓVIL, S.A. DE C.V.

June 12, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on June 12, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,000,000 class "L" shares of América Móvil at an aggregate price of $14,345,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

June 13, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on June 13, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of América Móvil at an aggregate price of $17,845,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMERICA MOVIL TO ACQUIRE BELL CANADA INTERNATIONAL'S INTEREST IN TELECOM AMERICAS

- América Móvil will pay approximately US$366 million for BCI's 39.1% interest in Telecom Américas
- Closing of transaction to take place by August 9, 2002

MEXICO CITY (MEXICO), June 3, 2002. América Móvil [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATINBEX: XAMXL] announced today that it has reached a definitive agreement for the purchase of Bell Canada International's (BCI) 39.1% interest in Telecom Americas. The purchase price will be approximately US$366 million and will be paid in two instalments, one on the closing date for approximately US$146 million and another one for US$220 million on March 1, 2003.

Upon the closing of this transaction, América Móvil will also exercise its call option on Southwestern Bell Corporation International's 11.1% interest in Telecom Americas. The exercise of this option will not entail any payment by América Móvil.

América Móvil's interest in Telecom Américas will rise from 42.2% to 93% as a result of the above-mentioned transactions.

Telecom Americas holds relevant interests in four Brazilian B Band cellular companies serving more than 4.5 million subscribers in regions of Brazil comprising a population of approximately 60 million.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America, with operations in several countries in the Americas and over 27 million wireless subscribers.


américa
móvil

AMÉRICA MÓVIL ANNOUNCES PARTIAL CONVERSION OF SBC SHARES

MEXICO CITY (MEXICO), June 7, 2002. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATINBEX: XAMXL] was informed today by SBC Communications Inc. (SBC) [NYSE: SBC] that it may soon convert up to 76 million of its AA shares to L shares and that it is possible that SBC may sell all or part of the shares converted.

SBC has indicated its interest in maintaining its investment in America Movil at a level of around 7.5% of total share capital; it currently holds 8.1%.

About América Móvil

America Movil is the leading provider of wireless services in Latin America. It has more than 27 million cellular subscribers across the continent.